UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  1  )*
                                             -----

                  	   Almost Family, Inc. (AFAM)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020409108
                         ------------------------------
                                 (CUSIP Number)

   David T. Russell, PhD, 1414 Greenfield Ave, Apt. 302, Los Angeles, CA 90025
                                  310-473-9653
 -------------------------------------------------------------------------------
 	(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                     1/16/04
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    SCHEDULE 13D/A
                                  ---------------------

CUSIP No. 020409108

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David T. Russell
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      PF
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      California
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              139,532 common shares (6.08%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              139,532 shares (6.08%)
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 139,532 shares (6.08%)
      --------------------------------------------------------------------------


12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.08%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------


Item 1.  Security and Issuer

          Common stock of Almost Family, Inc. (AFAM)
          9510 Ormsby Station Road, Suite 300, Louisville, KY, 40223.


Item 2.  Identity and Background

          David T. Russell is an individual investor residing in Los Angeles, California, and is a citizen of the United States and the State of California. No convictions or administrative proceedings.


Item 3.  Source and Amount of Funds or Other Consideration

          Source of funds is personal investment capital and available buying power offered by brokers.


Item 4.  Purpose of Transaction

	    The purpose of the share purchases is for investment in a leading provider of adult day care and homecare. The filer believes that AFAM management is doing an excellent job navigating through a difficult reimbursement environment. AFAM's operating model provides guests and payors with quality health care at a substantial savings over alternatives. Recent Medicare reforms enacted by Congress likely will expand the market for adult day care services. The filer believes that the current stock price reflects neither the Company's current performance nor the Company's opportunities for growth that will materialize as the reimbursement climate improves with time.

	    Future purchases and sales of AFAM common stock are possible.
	    The filer hopes to work with AFAM's management and Board of Directors to increase shareholder value and raise the company's visibility with prospective investors. Also, the filer will encourage certain members of the Company's Board to make a more significant investment in the Company's shares in order to align their own interests more directly with the interests of the shareholders.


Item 5.  Interest in Securities of the Issuer

         (a,b) Filer owns and has sole voting and dispositive power over 139,532 shares of AFAM common stock.

         (c) Filer's transactions in the last sixty days include purchases of common shares through the following transactions:

                              No. of AFAM         Avg. Purchase
                Date       shares purchased           price
               ------      -----------------         --------
              11/24/03           200                    8.72
              11/25/03           100                    8.72
              12/8/03            563                    8.60
              12/10/03           100                    8.86
              12/11/03           400                    8.75
              12/16/03         1,000                    8.51
              12/23/03         2,000                    8.50
              12/24/03           200                    8.74
              12/31/04           300                    8.79
              1/8/04             500                    8.78
              1/13/04            100                    8.21
              1/15/04            200                    8.69
              1/16/04          1,080                    8.26
                              -------                  ------
                       Total:  6,743               Avg $8.63 (Approximate)

         An additional shares 17,557 were purchased more than 60 days ago.


         (d)    N/A

         (e)    N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A



Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 January 26, 2004                             David T. Russell, PhD
------------------                         ---------------------------------
      Date                                    David T. Russell, PhD